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U
SECURITIES AN
Wash

09059961

SEC Mail Processing
Section

MAR 09 2009

Washington, DC
111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 AND ENDING DECEMBER 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IVY LEAGUE FINANCIAL SRVCS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W BROADWAY #116
(No. and Street)

Tempe (City) AZ (State) 85282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL T DEMOS (602) 595-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMOS, PAUL T d/b/a BUSINESS NEEDS, INC
(Name – *if individual, state last, first, middle name*)

5125 N 16th ST SUITE B-223 PHOENIX, AZ 85016
(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, TED Beer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVY LEAGUE FINANCIAL SERVICES, INC, as of FEBRUARY 23, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Thomas Demos
Commission #168267
Notary Public - Arizona
Maricopa County
My Commission Expires
December 5, 2011

Signature

Broker | Dealer Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Business Needs, Inc
5125 N 16th St
Suite B-223
Phoenix, AZ 85016
(602) 595-5210
www.businessneedsaz.com

Paul T. Demos, MPA, JD
President
Business Needs, Inc
(602) 595-5210
pdemos@businessneedsaz.com

February 24, 2009

RE: SEC Rule 17A-5(g)(1): Ivy League Financial Services, Inc (2008)

I have audited the accompanying balance sheet and related statements of Revenues Collected and Expenses paid of Ivy League Financial Services, Inc., as of December 31, 2008 and related statements of Income and Deficit for the year then ended.

These Financial Statements are the responsibility of the Company's Management. My responsibility is to express an opinion on these Financial Statements based upon my audit.

I conducted my Audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the Audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the Financial Statements.

An audit also includes assessing the accounting principles used and significant estimates made my management, as well as evaluating the overall financial statement presentation.

I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy League Financial Services, Inc, as of December 31, 2008, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17-a-(5)(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Paul T. Demos
Public Accountant and
Certified Financial and Management Analyst
February 24, 2009

Paul T Demos, MPA, JD, President
Business Needs, Inc
5125 N 16th St Suite B-223
Phoenix, AZ 85016
(602) 595-5210
www.businessneedsaz.com

Board of Directors, SEC

February 24, 2009

RE: Submitted Report in compliance to SEC Rule 17A-5(g)(1): Ivy League Financial Services, Inc (2008)

I have audited the accompanying balance sheet and related statements of Revenues Collected and Expenses paid of Ivy League Financial Services, Inc., as of December 31, 2008 and related statements of Income and Deficit for the year then ended.

In planning and performing our audit, in accordance with auditing standards generally accepted in the USA, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SES), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,

estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy League Financial Services, Inc, as of December 31, 2008, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17-a-(5)(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Paul T. Demos
Public Accountant and
Certified Financial and Management Analyst
February 24, 2009

IVY LEAGUE FINANCIAL SERVICE, INC
500 W Broadway Rd
Tempe, AZ 85282

IVY LEAGUE FINANCIAL SERVICE, INC
Financial Statement for Year Ending December 31, 2008

I. Balance Sheet

ASSETS

CURRENT ASSETS		
Cash	$ 6,334.12	
Total Current Assets		$ 6,334.12
PROPERTY and EQUIPMENT		
Buildings and Fixed Assets	$ 3,648.00	
Less-Accumulated Depreciation	($ 3,648.00)	
Total Property and Equipment		$ 0
TOTAL ASSETS		**$ 6,334.12**

II. Liabilities

STOCKHOLDERS' EQUITY		
Common Stock	$16,400.00	
Paid In Surplus/Capital	$ 9,017.00	
Retained Earnings-Appropriated	($19,082.88)	
Total Stockholder' Equity		$ 6,334.12
TOTAL LIABILITIES/STOCKHOLDER' EQUITY		**$ 6,334.12**

IVY LEAGUE FINANCIAL SERVICE, INC
500 W Broadway Rd
Tempe, AZ 85282

IVY LEAGUE FINANCIAL SERVICE, INC
Financial Statement for Year Ending December 31, 2008

III. Statement of Retained Earnings

Retained Earnings- January 01, 2008		(\$12,806.46)
Add-Net Profit for the Year Ending December 31, 2008		(\$ 6,276.42)
DISTRIBUTIONS		
Non-Dividend Distributions/Commission Income	\$34,798.51	
TOTAL DISTRIBUTIONS		\$34,798.51
RETAINED EARNINGS (12/31/2008) Deficit		**(\$19,082.96)**

IV. Operating Revenues From Schedule A

		PERCENTAGE
OPERATING REVENUES from Schedule A	\$34,798.51	100%
Gross Operating Profit	\$34,798.51	100%
General/Admin Expenses-Schedule B	(\$41,074.93)	118%
Operating Profit Before Capitalized Costs	(\$ 6,276.42)	118%
Operating Profit	(\$ 6,276.42)	118%
NET INCOME	**(\$ 6,276.42)**	**118%**

IVY LEAGUE FINANCIAL SERVICE, INC
500 W Broadway Rd
Tempe, AZ 85282

IVY LEAGUE FINANCIAL SERVICE, INC
Financial Statement for Year Ending December 31, 2008

FINANCIAL SCHEDULES

I. SCHEDULE A-OPERATING REVENUES		PERCENTAGE
Gross Receipts	$ 34,798.51	100%
TOTAL OPERATING REVENUES	$34,798.51	100%

II. SCHEDULE B- GENERAL ADMINISTRATIVE

Bank Service Charges	$ 82.21	
Charitable Contributions	50.00	
Computer Expenses	667.42	
Dues and Subscriptions	471.40	
Gifts	115.98	
Insurance	4,833.61	
Licensing & Registration	450.00	
Medical	2,984.06	
Miscellaneous	123.75	
Office Supplies	1,139.07	
Postage and Delivery	431.74	
Printing & Reproduction	173.29	
Professional Fees	5,805.00	
Rent	7,203.86	
Telephone	2,799.93	
Travel & Entertainment	13,174.98	
Utilities	568.63	
Total Expenses	$41,074.93	118%

TOTAL GENERAL and ADMINISTRATIVE EXPENSES BEFORE RECOVERY OF CAPITAL COSTS **$41,074.93**

III. SCHEDULE C-RECOVERY OF CAPITALIZED COSTS

Depreciation Other	$ 0	0%
Depreciation COGS	0	0%
Section 179 Depreciation	0	0%
TOTAL RECOVERIES OF CAPITALIZED COSTS	**$ 0**	**0%**

IVY LEAGUE FINANCIAL SRVCSNET CAPITAL COMPUTATION AS OF 12/31/2008

Adjusted Net Worth	$6,334
Less Non-Allowable Assets	$0
Equals Net Capital	$6,334
Less Net Capital Requirement	$5,000
Equals Excess Net Capital	$1,334

IVY LEAGUE FINANCIAL SERVICES, INC
Statement of Changes in Stockholder's Equity
As of December 31, 2008

	Dec 31, 08	Dec 31, 07	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
B OF A CHECKING	6,334.12	6,492.49	-158.37	-2.4%
Total Checking/Savings	6,334.12	6,492.49	-158.37	-2.4%
Total Current Assets	6,334.12	6,492.49	-158.37	-2.4%
TOTAL ASSETS	**6,334.12**	**6,492.49**	**-158.37**	**-2.4%**
LIABILITIES & EQUITY				
Equity				
Additional Paid-In Capital	9,017.00	340.00	8,677.00	2,552.1%
Opening Bal Equity	16,400.00	16,400.00	0.00	0.0%
Retained Earnings	-12,806.46	-54,564.49	41,758.03	76.5%
Net Income	-6,276.42	44,316.98	-50,593.40	-114.2%
Total Equity	6,334.12	6,492.49	-158.37	-2.4%
TOTAL LIABILITIES & EQUITY	**6,334.12**	**6,492.49**	**-158.37**	**-2.4%**